July 16, 2021

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Formidable Fortress ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust”) to the comments of the staff of the Securities and Exchange Commission that you recently provided. The comments addressed a Post-Effective Amendment (“PEA”) to the registration statement of the Trust, which was filed on May 19, 2021 under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to modify the name and strategies of a series of the Trust, the Formidable Fortress ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

Principal Investment Strategies

1.	Comment:	Generally, clarify the second paragraph with respect to the stock selection and portfolio construction process. In providing the general clarification described in the foregoing sentence, it is noted that the disclosure makes several references to “relatively” low debt levels, historical price volatility, higher returns on equity, operating margins and earnings growth. Please clarify the term “relatively” – relative to what?

Response:	The Trust has revised the disclosure to address your comment.

2.	Comment:	With respect to the fact that the Fund is “non-diversified,” please consider adding an estimate or a range of the number of companies that the Fund expects to generally own.

Response:	The Trust has revised the disclosure to address your comment.

3.	Comment:	The first sentence of the fourth paragraph indicates that the Fund will use derivatives for hedging purposes. The third sentence of that same paragraph suggests broader purposes for the Fund’s derivatives use. Please clarify.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Response:	The Trust has revised the disclosure to address your comment, including updating a corresponding risk factor.

4.	Comment:	In the fourth paragraph, the disclosure indicates that the Fund may invest in derivatives and create leverage. If this is accurate, please describe in more detail in the disclosures.

Response:	The Trust has revised the disclosure to address your comment.

Principal Risks

5.	Comment:	With respect to the “New Adviser Risk”, please describe whether the investment adviser has experience managing these strategies in other contexts.

Response:	The Trust has revised the disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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